SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FIRST FINANCIAL BANCORP.

(Name of Issuer)

FIRST FINANCIAL BANCORP. (Issuer)

(Name of Filing Person (Identifying Status as Offerer, Issuer or Other Person))

Common Shares, No Par Value

(Title of Class of Securities)

320209109

(CUSIP Number of Class of Securities)

Gregory A. Gehlmann

General Counsel

First Financial Bancorp.

300 High Street, 8th Floor

Hamilton Ohio 45011

Telephone: (513) 867-4709

Facsimile: (513) 867-3112

Copy to:

Neil Ganulin

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Telephone: (513) 651-6800

Facsimile: (513) 651-6981

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	NA	Filing Party:	N/A
Form of Registration No:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned tender offer by First Financial Bancorp., an Ohio corporation (“First Financial” or the “Company”), to purchase up to 3,250,000 of its common shares, no par value (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $17.50 and $19.50 per Share, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(l) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a	)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.

(a	)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.

(a	)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.

1

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.

(a)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.

(a)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.